<table>
<tr><td>Form ID-CONVERT Filer Information</td><td>UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549</td><td>OMB APPROVAL</td></tr>
<tr><td>Form ID-CONVERT</td><td>FORM ID
UNIFORM APPLICATION FOR ACCESS CODES TO FILE ON EDGAR</td><td>OMB Number: 3235-0328

Expires: May 31, 2022

Estimated average burden hours per response: 0.15</td></tr>
</table>

Form ID: Application for EDGAR Access

Applicant Type	Filer

Indicate whether the applicant is a company or individual

◉ Company   ○ Individual

Access codes will be used to submit draft registration or draft offering statement. ☐

Note: The Name of Applicant must be in English!
Please enter the name of applicant as specified in its charter.
Also, the value that you enter below may be conformed to meet EDGAR standards. Click here for details.

Name of Applicant :	AVALON SECURITIES, LTD.
Mailing Street 1	276 WATER STREET
Mailing Street 2	SUITE 650
Mailing City	NEW YORK
Mailing State/Country	NY
Mailing Zip/Postal Code	10038
Phone	9175390006

Note: If the potential filer does not have a TIN, enter "00-0000000" below.

Tax Identification Number (TIN)(DD-DDDDDDD)	

Form ID: Filer Information

Refer to Volume I of the EDGAR Filer Manual for instructions on how to complete this section.

"Doing Business As" Name :	AVALON SECURITIES, LTD.

Note: The Foreign Name is intended to be the name of your company in any language other than English.

Foreign Name :	

Business address same as mailing address. Business address is required if not the same. ☐

Business Street 1	530 FIFTH AVENUE
Business Street 2	9TH FLOOR
Business City	NEW YORK
Business State/Country	NY
Business Zip/Postal Code	10036
State of Incorporation	NY
Fiscal Year End (MM/DD)	12/31

Form ID: Contact Information

Contact for EDGAR Information, Inquiries, and Access Codes

Refer to Volume I of the EDGAR Filer Manual for instructions on how to complete this section.

Contact Name	Lynda Davey

Contact address same as Registrant General Information address. Contact address is required if not the same. ☑

Contact Street 1	
Contact Street 2	
Contact City	
Contact State/Country	
Contact Zip/Postal Code	
Contact Phone	9175390006

Note: The E-mail address below is where your new CIK will be sent after form submission and review. It is very important that you enter it correctly. To help ensure accuracy, you must enter it twice.

E-mail Address	LDavey@AvalonNetWorth.com
Re-enter E-mail Address	LDavey@AvalonNetWorth.com

Contact for SEC Account Information and Billing Invoices

Refer to Volume I of the EDGAR Filer Manual for instructions on how to complete this section.

Contact Name	Lynda Davey

Contact address same as Registrant General Information address. Contact ☒

address is required if not the same.

Contact Street 1	
Contact Street 2	
Contact City	
Contact State/Country	
Contact Zip/Postal Code	
Contact Phone	

Form ID: Signature

Note: Only a duly authorized person - such as a partner, president, treasurer, corporate secretary, officer, or director - may sign this application on behalf of the applicant.
Refer to Volume I of the EDGAR Filer Manual for instructions on how to complete this section. If applicant is an individual, the applicant must sign the Form.

Signature	Lynda Davey
Date (MM/DD/YYYY)	03/28/2022
Title/Position	Chief Executive Officer

Form ID: Notarized Authentication



Signature of Authorized Person

Printed Name of Signature   Lynda Davey

Title of Person Signing   Chief Executive Officer

Notary Signature & Seal to be Placed Here

address is required if not the same.

Contact Street 1	
Contact Street 2	
Contact City	
Contact State/Country	
Contact Zip/Postal Code	
Contact Phone	

Form ID: Signature

Note: Only a duly authorized person - such as a partner, president, treasurer, corporate secretary, officer, or director - may sign this application on behalf of the applicant.
Refer to Volume I of the EDGAR Filer Manual for instructions on how to complete this section. If applicant is an individual, the applicant must sign the Form.

Signature	Lynda Davey
Date (MM/DD/YYYY)	03/25/2022
Title/Position	Chief Executive Officer

Form ID: Notarized Authentication

Signature of Authorized Person	
Printed Name of Signature	Lynda Davey
Title of Person Signing	Chief Executive Officer
Notary Signature & Seal to be Placed Here	

Sanjeev Kumar
Notary Public, State of New York
No. 01KU5074801
Qualified/Certification Filed in Queens County
Commission Expires March 24, 2023